

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2023

Craig W. Safian
Chief Financial Officer
Gartner, Inc.
P.O. Box 10212
56 Top Gallant Road
Stamford, Connecticut 06902-7700

      Re: Gartner, Inc.
         Form 10-K for Fiscal Year Ended December 31, 2022
         Filed February 16, 2023
         File No. 001-14443

Dear Craig W. Safian:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Trade & Services